MEGAN MORRISON



RELEVANT PROFESSIONAL EXPERIENCE

EROSION, LLC, Los Angeles, CA, September 2022-Present
Co-Founder/Executive Producer
Daily management of independent film and TV production company dedicated to telling and promoting climate and conservation stories, including, but not limited to, hiring writers, reading/writing/rewriting scripts, overseeing production, managing budgets, all administration (tax, legal, payroll, worker's comp, insurance, etc), and fundraising.

FREELANCER SCREENWRITER, PRODUCER, ACTOR, PUPPETEER, and DIRECTOR, Various locations, 2007-Present
Write scripts for independent production; produce short independent films and podcasts; direct short form content. Perform voiceover for short films and children's learning ap. Puppeteer for educational puppet troupe and a variety of short form content.

NETFLIX BUSINESS AFFAIRS, Los Angeles, CA, 2019-2021
Business Affairs Coordinator
Executed agreements for all above-the-line (ATL) talent hired by the studio, including overall deals; consulted regularly with production, business affairs, finance, labor, and legal to ensure proper production, tax, and payroll documents submitted; created all pay schedules for ATL talent in production; consulted with creative on status of projects, intellectual properties (IP), and script steps; coordinated all start paperwork for ATL artists in development and production; processed payments for all ATL writers and producers in development per the terms of agreements.

PARAMOUNT TELEVISION LEGAL AFFAIRS, Los Angeles, CA, 2015-2018
Senior Manager, Contract Administration
Hired as sole support for legal department when Paramount TV re-emerged as a start-up; coordinated with production, business affairs, finance, labor, and legal to ensure proper production, tax, and payroll documents gathered and submitted; built processes and best practices within the department; drafted, tracked, and executed all start paperwork for ATL artists in development and production; drafted and tracked writer agreements; worked extensively with script coordinators and showrunners to ensure all WGA requirements met, including signature of agreements and timely payments; managed legal affairs department assistant; tracked option expiration dates on over 100 intellectual property projects; processed payments for all ATL writers and producers in development per the terms of agreements.

ABC STUDIOS LEGAL AFFAIRS, Los Angeles, CA, 2013-2015
Legal Assistant
Supported executive director of legal affairs administration, associate principal counsel, and senior paralegal including phones, Outlook scheduling, and maintaining development and production project database; coordinated with production, PAs, director's assistants, and producers (sometimes across multiple time zones) to gather time-sensitive signatures and filings

FILM

CONSERVATION STARTERS (2024, Post-Production) – Ep 2 – "Pistachi-NO!" – Writer/Co-Creator/Executive Producer

CONSERVATION STARTERS (2023, YouTube) – Ep 1 – "Reduce, Reuse, Refute" – Co-Creator/Executive Producer

ONE PERSON'S TRASH (2022) – short film/comedy with puppets – Writer and Director

DEAD COLOR (2016) - short film/thriller - Co-Writer and EP
       Crossroads Film Festival – Official Selection
       Catalina Film Festival – Official Selection
       Dickens Horror Fest – Official Selection

SCREENPLAYS

HIKING BUDDIES – feature film/horror comedy - Writer and EP
       Vancouver Horror Show Film Festival – Finalist
       Vail Screenplay Competition – Finalist
       Boston Horror Comedy Competition – Quarterfinalist

FICTION (SHORT STORIES)

"The Most Terrifying Child" – Half and One – January 2025
"Sensory Overload" – Peauxdunque Review – Issue 10 (December 2024)
"Maps" – Kestrel, A Literary Journal – Summer 2023
"Anybody?" – The Maine Review – Issue 9.1 (April 2023)
"The Piano Lesson" – Nashville Review – Issue 40 (April 2023)

2025 Runner-up for the Tennessee Williams Literary Fest Fiction Prize (Judge: Chin-Sun Lee)
2023 Runner-up for the Patty Friedmann Fiction Prize (Judge: Sahar Mustafa)
2023 Looking Glass Rock Writers Conference Scholar

NOBODY READS SHORT STORIES – Podcast – Co-Creator and Host
       Season 1, Ep 2 – "In the Blood"
       Season 1, Ep 8 – "Plug In"
       Season 3, Ep 8 – "Inside/Out: A Love Story"
       Available on YouTube, Spotify, Apple Podcasts, Google, Stitcher, and Amazon.
       www.nobodyreadsshortstories.com

THEATER

AN AMERICAN WEREWOLF IN AMERICA – 10-minute play - 2023
       Soundbytes Radio Plays – On and Off Theater, Sante Fe, NM

EDUCATION
       M.F.A. Dramatic Writing, Carnegie Mellon University, Pittsburgh, PA
       B.A. English and French Literature, Millsaps College, Jackson, MS
       A.A. Liberal Arts, East Central Community College, Decatur, MS

AFFILIATIONS AND DISTINCTIONS

       Writer's Guild of America, West
       Venture Bridge Start up Accelerator, Swartz Center for Entrepreneurship
       8Above Distribution Lab
       Alfred P. Sloan Screenwriting Award
       Finalist for Disney/ABC Writer's Fellowship
       Top 5% Warner Brothers TV Writing Workshop
       Puppeteers of America